UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*

                              The Andersons, Inc.
                      ----------------------------------
                               (Name of Issuer)

                                 Common Stock
                      ----------------------------------
                        (Title of Class of Securities)

                                  034164-10-3
                          ---------------------------
                                (CUSIP Number)

                              Richard P. Anderson
             480 W. Dussel Drive, Maumee, Ohio 43537 (419)893-5050
        ---------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 1, 1998
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034164-10-3                                  Page 2 of 8

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Richard P. Anderson

2.   Check the Appropriate Box if a Member of a Group*
                                                  (a)  [  ] (b)  [x]

3.   SEC Use Only

4.   Source of funds*

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [ ]

6.   Citizenship or Place of Organization

     United States Citizen

                              7.   Sole Voting Power
                                        290,862
    NUMBER OF SHARES
      BENEFICIALLY            8.   Shared Voting Power
     OWNED BY EACH                      156,897
       REPORTING
         PERSON               9.   Sole Dispositive Power
                                        290,862

                              10.  Shared Dispositive Power
                                        156,897

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          456,855(a)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     5.75%

14.  Type of Reporting Person*

     IN

(a) Includes shares held in trust in which Mr. Anderson has a pecuniary interest.

 CUSIP No. 034164-10-3                              Page 3 of 8

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Frances H. Anderson

2.   Check the Appropriate Box if a Member of a Group*
                                                  (a)  [  ] (b)  [x]

3.   SEC Use Only

4.   Source of funds*

     PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]

6.   Citizenship or Place of Organization

     United States Citizen

                              7.   Sole Voting Power

    NUMBER OF SHARES
      BENEFICIALLY            8.   Shared Voting Power
     OWNED BY EACH                      156,897
       REPORTING
         PERSON               9.   Sole Dispositive Power


                              10.  Shared Dispositive Power
                                        156,897

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          156,897

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     1.98%

14.  Type of Reporting Person*

     IN

CUSIP No. 034164-10-3                                 Page 4 of 8

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Key Trust Company of Ohio, N.A., Trustee for Richard P. Anderson Trust for The Ohio State University; 34-6822202

2.   Check the Appropriate Box if a Member of a Group*
                                                  (a)  [  ] (b)  [x]

3.   SEC Use Only

4.   Source of funds*

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [ ]

6.   Citizenship or Place of Organization

     United States

                              7.   Sole Voting Power
                                        4,548
    NUMBER OF SHARES
      BENEFICIALLY            8.   Shared Voting Power
     OWNED BY EACH
       REPORTING
         PERSON               9.   Sole Dispositive Power
                                        4,548

                              10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,548

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     .06%

14.  Type of Reporting Person*

     OO

CUSIP No. 034164-10-3                                    Page 5 of 8

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Key Trust Company of Ohio, N.A., Trustee for Richard P. Anderson Trust for Michigan State University; 34-6822200

2.   Check the Appropriate Box if a Member of a Group*
                                                  (a)  [  ] (b)  [x]

3.   SEC Use Only

4.   Source of funds*

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items
     2(d) or 2(e)                                                [ ]

6.   Citizenship or Place of Organization

     United States

                              7.   Sole Voting Power
                                        4,548
    NUMBER OF SHARES
      BENEFICIALLY            8.   Shared Voting Power
     OWNED BY EACH
       REPORTING
         PERSON               9.   Sole Dispositive Power
                                        4,548

                              10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,548

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     .06%

14.  Type of Reporting Person*

     OO

CUSIP No. 034164-10-3                                Page 6 of 8

ITEM 1.   SECURITY AND ISSUER

          This schedule 13D is filed with respect to the Common Stock without par value of The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

ITEM 2.   IDENTITY AND BACKGROUND

          This schedule 13D is filed by Richard P. Anderson (an individual and United States Citizen), 480 West Dussel Drive, Maumee, Ohio 43537 and his wife, Frances H. Anderson.

          The principal occupation of Richard P. Anderson is to serve as Chairman of the Board of Directors and Chief Executive Officer of The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537. The Andersons, Inc. is engaged primarily in agriculture, retail and processing and manufacturing. Frances H. Anderson is a private investor. Key Trust Company of Ohio, N.A., Trustee for: Richard P. Anderson Trust for The Ohio State University and Richard P.
          Anderson Trust for Michigan State University (collectively
          "Trusts") are charitable remainder trusts with the principal beneficiary Frances H. Anderson. Mr. Anderson disclaims beneficial ownership of such shares.

          None of the Reporting Persons has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none has been a party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

ITEM 3.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          The 290,862 shares of Common Stock described in Item 5 over which Mr. Anderson has sole voting and investment power were purchased at a cost of $1,414,760 (154,914 of these shares were acquired in the merger transaction between The Andersons (a limited partnership) and The Andersons Management Corp. (predecessor corporation of the current registrant) at $8.60 per share (the "Merger")). Included in these shares are 124,948 shares which Mr. Anderson has the right to acquire from the Issuer through the exercise of a stock option from the Issuer within 60 days. His wife, Frances H. Anderson, owns 156,897 shares of Common Stock, acquired at a cost of $1,349,114. (154,897 of these shares were acquired in the Merger).

          The Trusts own 9,096 shares of the Issuer which were acquired for $78,226 in the Merger.

          No borrowed funds were used for purchases of the securities.

CUSIP No: 034164-10-3                                        Page 7 of 8

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the purchases by Mr. Anderson, Mrs. Anderson and the Trusts was to acquire shares for investment. Mr. Anderson may purchase additional shares of The Andersons, Inc. from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Anderson and Mrs. Anderson have no present intention to sell any shares of The Andersons, Inc., each could determine from time to time, based upon the same set of factors just listed, to sell some or all of the shares of The Andersons, Inc. that each holds. The Trusts may from time to time sell small numbers of shares of Common Stock to meet requirements of the Charitable Remainder Trust Agreement.

          Except as stated above, Mr. Anderson and Mrs. Anderson do not have any plan or proposal which relates to any of the matters set forth in Item 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          a. Richard P. Anderson owns 290,862 shares of The Andersons, Inc. Common Stock, or approximately 3.67% of the outstanding shares (based upon 7,939,492 shares of common stock of The Andersons, Inc. outstanding, at January 1, 1998). Included in the shares are 124,948 shares which Mr. Anderson has the right to acquire from the Issuer through the exercise of a stock option from the Issuer within 60 days. His wife, Mrs. Anderson, holds
               156,897 shares of The Andersons, Inc. Common Stock or approximately 1.98% of the outstanding shares. The Trusts hold 9,096 shares of The Andersons, Inc. Common Stock or approximately .11% of the outstanding shares.

          b. Mr. Anderson has sole power to vote and dispose of the 290,862 shares held by him. Mr. Anderson and Mrs. Anderson share power to vote and to dispose of the 156,897 shares owned by Mrs. Anderson. With respect to the shares held by the Trusts, the Trustee (Key Trust Company of Ohio, N.A.) has sole power to vote and dispose of the 9,096 shares held.

          c. During the past sixty days, Mr. Anderson received an option on common shares of The Andersons, Inc. from the issuer at no cost. Options received in lieu of salary on January 1, 1998 were for 42,254 shares which were immediately vested. Options received under the Issuer's Long Term Performance Compensation Program on January 1, 1998 were for 22,000 shares, of which 40% were vested immediately.

CUSIP No: 034164-10-3                                         Page 8 of 8

          d. With respect to the shares held by Mr. Anderson and Mrs. Anderson, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, such shares. With respect to the Trusts, Mrs. Anderson, as principal beneficiary of the Trusts, has a right to the income produced by the Trusts, if distributed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          An agreement regarding the filing of joint statements on Schedule 13D and a power of attorney with respect to such filings is attached as Exhibit 1.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated the 7th day of January, 1998.

                       /s/Richard P. Anderson
                       Richard P. Anderson

                       /s/Frances H. Anderson
                       Frances H. Anderson

                       Key Trust Company of Ohio, N.A., Trustee for:
                         Richard P. Anderson Trust for The Ohio State University Richard P. Anderson Trust for Michigan State University

                       By:/s/Diane H. Ohns



                                                                     EXHIBIT 1

             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

                          ___________________________

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 7, 1998

                       Richard P. Anderson
                       By:/s/Richard P. Anderson

                       Frances H. Anderson
                       By:/s/Frances H. Anderson

                       Key Trust Company of Ohio, N.A., Trustee for:
                          Richard P. Anderson Trust for The Ohio
                              State University
                          Richard P. Anderson Trust for Michigan
                              State University

                       By:/s/Diane H. Ohns